After giving effect to these transactions and this offering and assuming the underwriters' option to purchase additional shares is not exercised:

- the Existing Owners will own all of our Class B common stock, representing 61.0% of our capital stock;

- the Existing Owners will own 5,048,038 shares, or 27.2%, of our Class A common stock, representing 10.6% of our capital stock;

- investors in this offering will own 13,500,000 shares, or 72.8%, of our Class A common stock, representing 28.4% of our capital stock;

- Brigham Minerals will own an approximate 39.0% interest in Brigham LLC; and

- the Existing Owners will own an approximate 61.0% interest in Brigham LLC (in addition to the 10.6% interest in Brigham LLC our Existing Owners own indirectly through their ownership of shares of our Class A common stock).

If the underwriters' option to purchase additional shares is exercised in full:

- the Existing Owners will own all of our Class B common stock, representing 58.5% of our capital stock;

- the Existing Owners will own 5,048,038 shares, or 24.5%, of our Class A common stock, representing 10.1% of our capital stock;

- investors in this offering will own 15,525,000 shares, or 75.5%, of our Class A common stock, representing 31.3% of our capital stock;

- Brigham Minerals will own an approximate 41.5% interest in Brigham LLC; and

- the Existing Owners will own an approximate 58.5% interest in Brigham LLC (in addition to the 10.1% interest in Brigham LLC our Existing Owners own indirectly through their ownership of shares of our Class A common stock).

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list Class B common stock on any exchange.

Following this offering, under the First Amended and Restated Limited Liability Company Agreement of Brigham LLC (the "Brigham LLC Agreement"), each Brigham Unit Holder will, subject to certain limitations, have the right (the "Redemption Right") to cause Brigham LLC to acquire all or a portion of its Brigham LLC Units for, at Brigham LLC's election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Brigham LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. Our decision to make a cash payment upon a Brigham Unit Holder's redemption election will be made by our independent directors (within the meaning of the New York Stock Exchange and Section 10A-3 of the Securities Act). We will determine whether to issue shares of Class A common stock or cash based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire the Brigham LLC Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, Brigham Minerals (instead of Brigham LLC) will have the right (the "Call Right") to, for administrative convenience, acquire each tendered Brigham LLC Unit directly from the redeeming Brigham Unit Holder for, at its election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In connection with any redemption of Brigham LLC Units pursuant to the Redemption Right or acquisition pursuant to our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Party to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. <u>Our decision to make a cash payment upon a Brigham Unit Holder's redemption election will be made by our independent directors (within the meaning of the NYSE and Section 10A-3 of the Securities Act).</u> Alternatively, upon the exercise of the Redemption Right, Brigham Minerals (instead of Brigham LLC) will have the right, pursuant to the Call Right, to acquire each tendered Brigham LLC Unit directly from the redeeming Brigham Unit Holder for, at its election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In connection with any redemption of Brigham LLC Units pursuant to the Redemption Right or acquisition pursuant our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Party Transactions—Brigham LLC Agreement."

Directed share program . . . . The underwriters have reserved for sale at the initial public offering price up to 5% of the Class A common stock being offered by this prospectus for sale to our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing Class A common stock in this offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. The sales of shares pursuant to the directed share program will be made by UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, an underwriter of this offering. Please read "Underwriting."

Listing and trading symbol . . . . We have been approved to list our Class A common stock on the New York Stock Exchange (the "NYSE") under the symbol "MNRL."

Risk factors. . . . . You should carefully read and consider the information set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

The information above does not include (i) 5,712,000 shares of Class A common stock reserved for issuance pursuant to our LTIP (as defined in "Executive Compensation—2019 Long Term Incentive Plan" or (ii) the grants of equity awards to certain of our directors and officers (as described in "Executive Compensation—Grants Following this Offering")).

	Brigham Minerals Predecessor Historical		Brigham Minerals Pro Forma
	Year Ended December 31,		Year Ended December 31,
	2018	2017	2018
			(unaudited)
		(In thousands)	
Operating income	39,231	121,214	39,231
Other income (expense):			
Gain/(Loss) on derivative instruments, net	424	(121)	424
Interest expense, net	(7,446)	(556)	—
Gain (Loss) on sale and distribution of equity securities	823	(4,222)	823
Other income, net	110	305	110
Income before income taxes	33,142	116,620	40,588
Income tax (benefit)/expense	(220)	1,008	3,432
Net income	$ 33,362	$115,612	$ 37,156
Non-controlling interest			24,759
Net income attributable to common stockholders			12,397
Net income per share attributable to common stockholders			
Basic			0.67
Diluted			0.67
Weighted-average number of shares			
Basic			18,548
Diluted			18,548
Other Financial Data:			
Adjusted EBITDA(1)	53,146	33,618	53,146
Adjusted EBITDA ex lease bonus(1)	45,640	22,776	45,640
Balance Sheet Data:			
Cash and cash equivalents	$ 31,985	$ 6,886	$ 66,538
Total assets	554,026	334,477	584,951
Long-term debt, including current maturities	170,705	27,000	—
Total liabilities	176,474	32,303	11,820
Total equity	377,552	302,174	573,131

(1) Please read "—Non-GAAP Financial Measures" below for the definitions of Adjusted EBITDA and Adjusted EBITDA ex lease bonus and a reconciliation of Adjusted EBITDA and Adjusted EBITDA ex lease bonus to our most directly comparable financial measure, calculated and presented in accordance with generally accepted accounting principles in the United States ("GAAP").

Non-GAAP Financial Measure

Adjusted EBITDA and Adjusted EBITDA ex lease bonus are non-GAAP supplemental financial measures used by our management and by external users of our financial statements such as investors, research analysts and others to assess the financial performance of our assets and their ability to sustain dividends over the long term without regard to financing methods, capital structure or historical cost basis.

We define Adjusted EBITDA as net income (loss) before depreciation, depletion and amortization, interest expense, gain or loss on sale and distribution of equity securities, gain or loss on derivative instruments and income tax expense, *less* other income and gain or loss on sale of oil and gas properties. We define Adjusted (prior to such time, our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of a majority of our then outstanding shares of common stock);

- provide that, after the Trigger Event, special meetings of our stockholders may only be called by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the members of the board of directors serving at the time of such vote (prior to such time, a special meeting may also be called at the request of our stockholders holding a majority of the then outstanding shares entitled to vote generally in the election of directors voting together as a single class);

- provide for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms, other than directors that may be elected by holders of our preferred stock, if any;

- provide that the affirmative vote of the holders of not less than 66 2/3% in voting power of all then outstanding shares of common stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to remove any or all of the directors from office, and such removal may only be for "cause"; and

- prohibit cumulative voting on all matters.

Furthermore, the terms of our amended and restated certificate of incorporation and amended and restated bylaws are subject to the terms of the stockholders' agreement we will enter into with our Sponsors in connection with the offering. See "Certain Relationships and Related Party Transactions—Stockholders' Agreement."

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $4.46 per share.

Based on an assumed initial public offering price of $16.50 per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of shares of our Class A common stock in this offering will experience an immediate and substantial dilution of $4.46 per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of December 31, 2018 after giving effect to this offering would be $12.04 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "Dilution."

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2018:

- on an actual basis for our predecessor; and

- on an as adjusted basis to give effect to (i) the transactions described under "Corporate Reorganization," (ii) the sale of shares of our Class A common stock in this offering at an assumed initial offering price of $16.50 per share (which is the midpoint of the range set forth on the cover of this prospectus) and (iii) the application of the net proceeds from this offering as set forth under "Use of Proceeds."

The information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. This table should be read in conjunction with "Use of Proceeds" and the financial statements and accompanying notes included elsewhere in this prospectus.

	As of December 31, 2018	
	Predecessor(1)	As Adjusted(2)
	(In thousands, except number of shares and par value)	
Cash and cash equivalents	$ 31,985	$ 66,538
Long-term debt, including current maturities:		
Credit facility(3)	175,000	—
Total long-term debt	$175,000	$ —
Equity:		
Members' contributed capital	208,728	—
Class A common stock—$0.01 par value; no shares authorized, issued or outstanding, actual; 400,000,000 shares authorized, 18,548,038 shares issued and outstanding, pro forma	—	185
Class B common stock—$0.01 par value; no shares authorized, issued or outstanding, actual; 150,000,000 shares authorized, 29,051,962 shares issued and outstanding, pro forma	—	291
Additional paid-in capital	—	264,988
Accumulated other comprehensive income	—	—
Accumulated earnings	168,824	(4,295)
Total shareholders' equity	$377,552	$261,169
Noncontrolling interest		311,962
Total equity	377,552	573,131
Total capitalization	$552,552	$573,131

(1) Brigham Minerals was incorporated in June 2018. The data in this table has been derived from the historical consolidated financial statements included in this prospectus which pertain to the assets, liabilities, revenues and expenses of our accounting predecessor, Brigham Resources.

(2) A $1.00 increase (decrease) in the assumed initial public offering price of $16.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital, total equity and total capitalization by approximately $12.7 million, $12.7 million and $12.7 million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at an assumed offering price of $16.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital, total equity and total capitalization by approximately $15.6 million, $15.6 million and $15.6 million, respectively, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

Purchasers of our Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of our Class A common stock for accounting purposes. Our net tangible book value as of December 31, 2018, after giving pro forma effect to our corporate reorganization, was approximately $377.6 million, or $11.07 per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering including giving effect to the corporate reorganization (assuming that 100% of our Class B common stock has been cancelled in connection with a redemption of Brigham LLC Units for Class A common stock). After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of December 31, 2018 would have been approximately $573.1 million, or $12.04 per share. This represents an immediate increase in the net tangible book value of $0.97 per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $4.46 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B common stock has been cancelled in connection with a redemption of Brigham LLC Units for Class A common stock):

Initial public offering price per share	$16.50
Pro forma net tangible book value per share as of December 31, 2018 (after giving effect to the corporate reorganization)	$11.07
Increase per share attributable to new investors in the offering	$ 0.97
As adjusted pro forma net tangible book value per share (after giving effect to the corporate reorganization and this offering)	12.04
Dilution in pro forma net tangible book value per share to new investors in this offering	$ 4.46

A $1.00 increase (decrease) in the assumed initial public offering price of $16.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted pro forma net tangible book value per share after the offering by $0.27 and increase (decrease) the dilution to new investors in this offering by $0.73 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on an adjusted pro forma basis as of December 31, 2018, the total number of shares of Class A common stock owned by existing stockholders (assuming that 100% of our Class B common stock has been cancelled in connection with a redemption of Brigham LLC Units for Class A common stock) and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at $16.50, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
			(in thousands)		
Existing stockholders	34,100,000	71.6%	$361,000	61.8%	$10.59
New investors	13,500,000	28.4%	$222,750	38.2%	$16.50
Total	47,600,000	100.0%	$583,750	100.0%	$12.26

	Brigham Minerals Predecessor Historical		Brigham Minerals Pro Forma
	Year Ended December 31,		Year Ended December 31,
	2018	2017	2018
			(unaudited)
	(In thousands, except per share data)		
Other income (expense):			
Gain/(Loss) on derivative instruments, net	424	(121)	424
Interest expense, net	(7,446)	(556)	—
Gain (loss) on sale and distribution of equity securities	823	(4,222)	823
Other income, net	110	305	110
Income before income taxes	33,142	116,620	40,588
Income tax (benefit)/expense	(220)	1,008	3,432
Net income	$ 33,362	$115,612	$ 37,156
Non-controlling interest			(24,759)
Net income attributable to common stockholders			12,397
Net income per share attributable to common stockholders			
Basic			0.67
Diluted			0.67
Weighted-average number of shares			
Basic			18,548
Diluted			18,548
Other Financial Data:			
Adjusted EBITDA(1)	$ 53,146	$ 33,618	$ 53,146
Adjusted EBITDA ex lease bonus(1)	45,640	22,776	45,640
Balance Sheet Data:			
Cash and cash equivalents	$ 31,985	$ 6,886	$ 66,538
Total assets	554,026	334,477	584,951
Long-term debt, including current maturities	170,705	27,000	—
Total liabilities	176,474	32,303	11,820
Total equity	377,552	302,174	573,131

(1) Please read "Summary—Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures" below for the definitions of Adjusted EBITDA and Adjusted EBITDA ex lease bonus and a reconciliation of Adjusted EBITDA and Adjusted EBITDA ex lease bonus to our most directly comparable financial measure, calculated and presented in accordance with GAAP.

Class A common stock at a redemption ratio of one share of Class A common stock for each Brigham LLC Unit redeemed. See "Certain Relationships and Related Person Transactions—Brigham LLC Agreement." Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of a security as to which that person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power and/or investment power of such security and as to which that person has the right to acquire beneficial ownership of such security within 60 days. The Company has the option to deliver cash in lieu of shares of Class A common stock upon exercise by an Existing Owner of the Redemption Right. Our decision to make a cash payment upon a Brigham Unit Holder's redemption election will be made by our independent directors (within the meaning of the NYSE and Section 10A-3 of the Securities Act). As a result, beneficial ownership of Class B common stock and Brigham LLC Units is not reflected as beneficial ownership of shares of our Class A common stock for which such units and stock may be redeemed. The number of shares of Class A common stock, Class B common stock and Brigham LLC Units to be issued to the Existing Owners is based on the implied equity value of Brigham LLC immediately prior to this offering, based on an initial public offering price of $16.50 per share of Class A common stock, the midpoint of the price range set forth on the cover page of this prospectus. Any increase or decrease of the assumed initial public offering price will result in an increase or decrease in the number of shares of Class A common stock received by the holders of Incentive Units in Brigham LLC, but will not affect the aggregate numbers of shares of Class A common stock held by the Existing Owners. At an assumed public offering price of $16.50 (the midpoint of the range set forth on the cover of this prospectus), Incentive Unit holders will receive 3.3 million shares of Class A common stock or Class B common stock. A $1.00 increase in the assumed public offering price would increase the aggregate number of shares to be received by the Incentive Unit holders by 0.3 million shares. A $1.00 decrease in the assumed public offering price would decrease the aggregate number of shares to be received by the Incentive Unit holders by 0.3 million shares. See "Corporate Reorganization," "Description of Capital Stock—Class A Common Stock" and "Description of Capital Stock—Class B Common Stock."

(3) Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. The Existing Owners will hold one share of Class B common stock for each Brigham LLC Unit that they own. Each share of Class B common stock has no economic rights, but entitles the holder thereof to one vote for each Brigham LLC Unit held by such holder. Accordingly, the Existing Owners collectively have a number of votes in Brigham Minerals equal to the number of Brigham LLC Units that they hold.

(4) Includes shares that will be collectively owned by certain affiliates of Warburg Pincus & Company US, LLC ("Warburg Pincus US"), including: (1) Warburg Pincus Private Equity (E&P) XI-A (Brigham), LLC, a Delaware limited liability company ("WPPE E&P XI-A Brigham"), (2) Warburg Pincus XI (E&P) Partners-A (Brigham), LLC, a Delaware limited liability company ("WP XI E&P Partners-A Brigham"), (3) Warburg Pincus Private Equity (E&P) XI (Brigham), LLC, a Delaware limited liability company ("WPPE E&P XI Brigham"), (4) Warburg Pincus XI (E&P) Partners-B (Brigham), LLC, a Delaware limited liability company ("WP XI E&P Partners-B Brigham"), (5) WP Brigham Holdings, L.P., a Delaware limited partnership ("WP Brigham Holdings"), (6) Warburg Pincus Energy (E&P)-A (Brigham), LLC, a Delaware limited liability company ("WPE E&P-A Brigham"), (7) Warburg Pincus Energy (E&P) Partners-A (Brigham), LLC, a Delaware limited liability company ("WPE E&P Partners-A Brigham"), (8) Warburg Pincus Energy (E&P) (Brigham), LLC, a Delaware limited liability company ("WPE E&P Brigham"), (9) Warburg Pincus Energy (E&P) Partners-B (Brigham), LLC, a Delaware limited liability company ("WPE E&P Partners-B Brigham"), (10) WP Energy Partners (E&P) (Brigham), LLC, a Delaware limited liability company ("WPE Partners E&P Brigham"), (11) WP Energy Brigham Holdings, L.P., a Delaware limited partnership ("WPE Brigham Holdings"), and (12) WP Energy Partners Brigham Holdings, L.P., a Delaware limited partnership ("WPE Partners Brigham Holdings," and together with the entities in (1) through (11), the "WP Group").

Warburg Pincus Private Equity (E&P) XI-A, L.P., a Delaware limited partnership ("WPPE E&P XI-A"), is the sole member of WPPE E&P XI-A Brigham. Warburg Pincus XI (E&P) Partners – A, L.P., a Delaware limited partnership ("WP XI E&P Partners-A"), is the sole member of WP XI E&P Partners-A Brigham. Warburg Pincus Energy (E&P)-A, L.P., a Delaware limited partnership ("WPE E&P-A"), is the sole and managing member of WPE E&P-A Brigham. Warburg Pincus Energy (E&P) Partners-A, L.P., a Delaware limited partnership ("WPE E&P Partners-A"), is the sole and managing member of WPE E&P Partners-A Brigham. Effective as of July 16, 2018, Brigham Minerals is the sole and managing member of WPPE E&P XI Brigham, WP XI E&P Partners-B Brigham, WPE E&P Brigham, WPE E&P Partners-B Brigham and WPE Partners E&P Brigham. Brigham Parent Holdings, L.P., a Delaware limited partnership ("Brigham Parent Holding") is the sole shareholder of Brigham Minerals.

Warburg Pincus (E&P) XI, L.P., a Delaware limited partnership ("WP XI E&P GP"), is the (i) general partner of each of WP Brigham Holdings, WPPE E&P XI-A, WP XI E&P Partners-A and Brigham Parent Holdings. Warburg Pincus (E&P) XI LLC, a Delaware limited liability company ("WP XI E&P LLC"), is the general partner of WP XI E&P GP. Warburg Pincus Partners (E&P) XI LLC, a Delaware limited liability company ("WP Partners E&P XI LLC"), is the sole member of WP XI E&P LLC. Warburg Pincus Partners II (US), L.P., a Delaware limited partnership ("WPP II US"), is the managing member of WP Partners E&P XI LLC. Warburg Pincus US is the general partner of WPP II US.

Warburg Pincus (E&P) Energy GP, L.P., a Delaware limited partnership ("WPE E&P GP"), is the general partner of each of WPE Brigham Holdings, WPE Partners Brigham Holdings, WPE E&P-A and WPE E&P Partners-A. Warburg Pincus (E&P) Energy LLC, a Delaware limited liability company ("WPE E&P LLC," and together with WP XI E&P GP, WP XI E&P LLC, WP Partners E&P XI LLC, WPE E&P GP, WPP II US and Warburg Pincus US, the "Warburg Pincus GP Entities"), is the general partner of WPE E&P GP. WPP II US is the managing member of WPE E&P LLC. As noted above, Warburg Pincus US is the general partner of WPP II US. Warburg Pincus is the manager of each of WP Brigham Holdings, WPPE E&P XI-A, WP XI E&P Partners-A, WPE Brigham Holdings, WPE Partners Brigham Holdings, WPE E&P-A and WPE E&P Partners-A. Charles R. Kaye and Joseph P. Landy are the Managing Members of Warburg Pincus US and the Managing Members and Co-Chief Executive Officers of Warburg Pincus and, as such, may be deemed to control each of the foregoing entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by such entities.

(5)   Includes shares owned by Yorktown Energy Partners IX, L.P. ("Yorktown IX"), shares owned by Yorktown Energy Partners X, L.P. ("Yorktown X"), shares owned by Yorktown Energy Partners XI, L.P. ("Yorktown XI") and shares owned by YT Brigham Co Investment Partners, LP ("YT Brigham" and together with Yorktown IX, Yorktown X and Yorktown XI, each, a "Yorktown Fund").

Yorktown IX Company LP is the sole general partner of Yorktown IX. Yorktown IX Associates LLC is the sole general partner of Yorktown IX Company LP. As a result, Yorktown IX Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the common stock owned by Yorktown IX. Yorktown IX Company LP and Yorktown IX Associates LLC disclaim beneficial ownership of the common stock held by Yorktown IX in excess of their pecuniary interest therein. W. Howard Keenan, Jr. is a manager of Yorktown IX Associates LLC. Mr. Keenan disclaims beneficial ownership of the common stock held by Yorktown IX. None of Yorktown IX Associates LLC, Yorktown IX Company LP or Yorktown IX beneficially owns any of the common stock held by any other Yorktown Fund. Yorktown X Company LP is the sole general partner of Yorktown X.

Yorktown X Associates LLC is the sole general partner of Yorktown X Company LP. As a result, Yorktown X Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the common stock owned by Yorktown X. Yorktown X Company LP and Yorktown X Associates LLC disclaim beneficial ownership of the common stock held by Yorktown X in excess of their pecuniary interest therein. W. Howard Keenan, Jr. is a manager of Yorktown X Associates LLC. Mr. Keenan disclaims beneficial ownership of the common stock held by Yorktown X. None of Yorktown X Associates LLC, Yorktown X Company LP or Yorktown X beneficially owns any of the common stock held by any other Yorktown Fund.

YT Brigham Company LP is the sole general partner of YT Brigham. YT Brigham Associates LLC is the sole general partner of YT Brigham Company LP. As a result, YT Brigham Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the common stock

- Brigham Minerals will issue 13,500,000 shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

- Following the restructuring, each Brigham Unit Holder, other than Brigham Minerals and its subsidiaries, will receive a number of shares of Class B common stock equal to the number of Brigham LLC Units held by such Brigham Unit Holder following this offering; and

- Brigham Minerals will contribute the net proceeds of this offering to Brigham LLC in exchange for an additional number of Brigham LLC Units such that Brigham Minerals holds a total number of Brigham LLC Units equal to the number of shares of Class A common stock outstanding following this offering.

After giving effect to these transactions and this offering and assuming the underwriters' option to purchase additional shares is not exercised:

- the Existing Owners will own all of our Class B common stock, representing 61.0% of our capital stock;

- the Existing Owners will own 5,048,038 shares, or 27.2%, of our Class A common stock, representing 10.6% of our capital stock;

- investors in this offering will own 13,500,000 shares, or 72.8%, of our Class A common stock, representing 28.4% of our capital stock;

- Brigham Minerals will own an approximate 39.0% interest in Brigham LLC; and

- the Existing Owners will own an approximate 61.0% interest in Brigham LLC (in addition to the 10.6% interest in Brigham LLC our Existing Owners own indirectly through their ownership of shares of our Class A common stock).

If the underwriters' option to purchase additional shares is exercised in full:

- the Existing Owners will own all of our Class B common stock, representing 58.5% of our capital stock;

- the Existing Owners will own 5,048,038 shares, or 24.5%, of our Class A common stock, representing 10.1% of our capital stock;

- investors in this offering will own 15,525,000 shares, or 75.5%, of our Class A common stock, representing 31.3% of our capital stock;

- Brigham Minerals will own an approximate 41.5% interest in Brigham LLC; and

- the Existing Owners will own an approximate 58.5% interest in Brigham LLC (in addition to the 10.1% interest in Brigham LLC our Existing Owners own indirectly through their ownership of shares of our Class A common stock).

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by our stockholders, generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list Class B common stock on any stock exchange.

Following this offering, under the Brigham LLC Agreement, each Brigham Unit Holder will, subject to certain limitations, have a Redemption Right to cause Brigham LLC to acquire all or a portion of its Brigham LLC Units for, at Brigham LLC's election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Brigham LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. Our decision to make a cash payment upon a Brigham Unit Holder's redemption election will be made by our independent directors (within the meaning of the NYSE and Section 10A-3 of the Securities Act). We will determine whether to issue shares of Class A common stock or cash based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Historical Transactions with Affiliates

Sponsor Contributions

For the three years ended December 31, 2018, we drew a total of approximately $163.0 million in capital contributions from our Sponsors to fund our operations. After our corporate reorganization, our Sponsors will have no further capital commitments.

Other Transactions with Affiliates

Brigham Land Management ("BLM") provides the Company with land brokerage services. The services are provided at market prices and are periodically verified by third party quotes. BLM is owned by Vince Brigham, an advisor to the Company and brother of Ben M. Brigham, founder of the Company and Executive Chairman of the Board. For the years ended December 31, 2018 and 2017, the Company paid BLM $0.1 million and $0.6 million, respectively, for land brokerage services. At December 31, 2018 and 2017, the liabilities recorded for services performed by BLM during the respective periods were immaterial.

Brigham Exploration Company ("BEXP"), owned by Ben M. Brigham, leases some of the Company's acreage at market rates. For the year ended December 31, 2017, BEXP paid the Company $0.6 million. There were no payments for the year ended December 31, 2018.

During the quarter ended September 30, 2018, the Company borrowed $7.0 million from Brigham Operating at an interest rate of 7.0% which loan was repaid prior to September 30, 2018.

Brigham LLC Agreement

The Brigham LLC Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the Brigham LLC Agreement is qualified in its entirety by reference thereto.

In accordance with the terms of the Brigham LLC Agreement, pursuant to the Redemption Right, the Brigham Unit Holders will generally have the right to require Brigham LLC to redeem their Brigham LLC Units for, at Brigham LLC's election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Brigham LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions or (ii) an equivalent amount of cash. Our decision to make a cash payment upon a Brigham Unit Holder's election will be made by our independent directors (within the meaning of the New York Stock Exchange and Section 10A-3 of the Securities Act). Alternatively, upon the exercise of the Redemption Right, Brigham Minerals (instead of Brigham LLC) will have the right under its Call Right to, for administrative convenience, acquire the tendered Brigham LLC Units directly from the tending Brigham Unit Holder by paying, at its option, either (i) the number of shares of Class A common stock such Existing Owner would have received in the proposed redemption or (ii) an equivalent amount of cash. The Brigham Unit Holders will be permitted to redeem their Brigham LLC Units for shares of our Class A common stock on a quarterly basis, subject to certain de minimis allowances. In addition, any redemptions involving 952,000 or more Brigham LLC Units (subject to the discretion of Brigham Minerals to permit redemptions of a lower number of units) may occur at any time. As the Brigham Unit Holders redeem their Brigham LLC Units, our membership interest in Brigham LLC will be correspondingly increased, the number of shares of Class A common stock outstanding will be increased, and the number of shares of Class B common stock outstanding will be reduced.

Under the Brigham LLC Agreement, subject to the obligation of Brigham LLC to make tax distributions and to reimburse Brigham Minerals for its corporate and other overhead expenses, Brigham Minerals will have the right to determine when distributions will be made to the holders of Brigham LLC Units and the amount of any

INDEX TO FINANCIAL STATEMENTS

BRIGHAM MINERALS, INC.

PRO FORMA BALANCE SHEET
December 31, 2018
(Unaudited)

	Brigham Minerals, Inc. Historical	Brigham Resources, LLC Historical	Offering and Corporate Reorganization		Pro Forma	
		(In thousands)				
Assets						
Current assets:						
Cash and cash equivalents	$ —	$ 31,985	$ 34,553	(a)	$ 66,538	
Restricted cash	—	474			474	
Accounts receivable	—	20,695			20,695	
Prepaid expenses and other	—	7,103	(3,628)	(a)	3,475	
Short-term derivative assets	—	1,057			1,057	
Total current assets	—	61,314	30,925		92,239	
Non-current assets:						
Investment in unconsolidated affiliates	62,388		(62,388)	(f)	—	
Oil and gas properties, at cost, using the full cost method of accounting:						
Unevaluated property	—	228,151			228,151	
Evaluated property	—	289,851			289,851	
Less accumulated depreciation, depletion and amortization	—	(27,628)			(27,628)	
Oil and gas properties-net	—	490,374			490,374	
Other property and equipment	—	5,408			5,408	
Less accumulated depreciation	—	(3,115)			(3,115)	
Other property and equipment-net	—	2,293	—		2,293	
Other assets, net	—	45			45	
Total assets	$62,388	$554,026	(31,463)		$584,951	
Liabilities and Shareholders'/Members' Equity						
Current liabilities:						
Accounts payable and accrued liabilities	$ —	$ 5,534			5,534	
Current portion of debt	—	2,188	(2,188)	(a)	—	
Current income tax payable	128	—			128	
Total current liabilities	128	7,722	(2,188)		5,662	
Non-current income tax payable	3,476	—	2,447	(b)	5,923	
Long-term debt	—	168,517	(168,517)	(a)	—	
Other non-current liabilities	—	235			235	
Shareholders'/Members' equity:						
Shareholders'/Members' contributed capital	34,491	208,728			—	
			(62,388)	(f)		
			(180,831)	(d)		
Class A Common Stock	—		185	(a)	185	
Class B Common Stock	—		291	(c)	291	
Additional paid-in-capital	(3,057)		205,740	(a)	264,988	
			(311,962)	(d)		
			377,005	(d)		
			(2,447)	(b)		
Accumulated earnings	27,350	168,824	(291)	(c)	(4,295)	
			(196,174)	(d)		
			(4,295)	(a)		
Total shareholders'/members' equity	58,784	377,552	(175,167)		261,169	
Non-controlling interest			311,962	(d)	311,962	
Total equity	58,784	377,552	136,795		573,131	
Total liabilities and shareholders'/members' equity	$62,388	$554,026	$ (31,463)		$584,951	

The accompanying notes are an integral part of these unaudited pro forma financial statements.

- Brigham Minerals will own an approximate 41.5% interest in Brigham LLC; and

- the Existing Owners will own an approximate 58.5% interest in Brigham LLC (in addition to the 10.1% interest in Brigham LLC our Existing Owners own indirectly through their ownership of shares of our Class A common stock).

2. Pro Forma Adjustments and Assumptions

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma financial statements:

(a) Reflects the issuance and sale of 13,500,000 shares of Class A Common Stock at an assumed initial public offering price of $16.50 per share, net of underwriting discounts and commissions of $12.7 million, in the aggregate, and additional estimated expenses related to the Offering of approximately $0.5 million and the use of the net proceeds therefrom as follows:

- the Company will contribute all of the net proceeds from the Offering to Brigham LLC in exchange for Brigham LLC Units; and

- Brigham LLC will use the net proceeds from the Offering to:

  - repay the outstanding borrowings under the credit facility, which were $175.0 million as of December 31, 2018. The outstanding borrowings consist of $2.2 million current portion of debt and $168.5 million long-term debt, net of capitalized debt issuance cost of $4.3 million. In addition, the Company will write-off $4.3 million of capitalized debt issuance cost and will pay a $2.0 million prepayment premium fee related to early extinguishment of debt. Accordingly, we expect to incur a loss on extinguishment of debt of approximately $6.3 million in our statement of operations during the period in which the offering is completed, which is not reflected in our pro forma statement of operations due to its non-recurring nature. As of March 22, 2019, we had $185.0 million of borrowings outstanding under our credit facility. We expect to repay the entire outstanding balance with the proceeds of this offering, which will result in an additional $10.0 million decrease in cash and cash equivalents, which is not reflected on the pro forma balance sheet;

  - fund future acquisitions of mineral and royalty rights, which is temporarily reflected as $34.6 million in cash on the balance sheet; and

  - Apply capitalized issuance cost of $3.6 million as a reduction of additional paid-in-capital.

(b) Pro forma adjustment of $2.4 million to reflect the estimated change in long-term deferred tax liabilities for temporary differences between the historical cost basis and tax basis of the assets and liabilities being contributed to the Company following the corporate reorganization. The Company will be subject to subchapter C of the Internal Revenue Code of 1986, as amended, and as a result, will become taxable as a corporation and subject to U.S. federal and state income taxes at the entity level. The deferred tax liabilities associated with the corporate reorganization will be recorded in equity as it represents a transaction among shareholders.

The amounts to be recorded for the net deferred tax liability have been estimated. All of the effects of changes in any of our estimates after the date of purchase will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

(c) Reflects the issuance of Class B common stock to the Existing Owners.

(d) Reflects a reclassification of members' equity of $180.8 million and accumulated earnings of $196.2 million to additional paid-in capital and a reclassification of $312.0 million from additional paid-in capital to non-controlling interest.